EXHIBIT 99(i)(12)

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                             At a session of the Public Service
                                               Commission held in the City of
                                                 Albany on October 22, 2003

COMMISSIONERS PRESENT:

William M. Flynn, Chairman
Thomas J. Dunleavy
James D. Bennett
Leonard A. Weiss
Neal N. Galvin

CASE 00-E-1273 - Proceeding on Motion of the Commission as to the Rates,
                 Charges, Rules and Regulations of Central Hudson Gas & Electric Corporation for Electric Service.

CASE 00-G-1274 - Proceeding on Motion of the Commission as to the Rates,
                 Charges, Rules and Regulations of Central Hudson Gas & Electric Corporation for Gas Service.

                      ORDER ESTABLISHING FURTHER PROCEDURES

                     (Issued and Effective October 29, 2003)

BY THE COMMISSION:

                                   BACKGROUND

      In an Order Establishing Rates issued October 25, 2001 in these proceedings, an electric and gas Rate Plan was adopted for Central Hudson Gas & Electric Corporation (Central Hudson). The Rate Plan expires on June 30, 2004. Central Hudson, however, may opt to

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continue the existing rates in effect for two subsequent years, to June 30,
2006, while deferring recovery of some expenses, subject to limitations and conditions.(1)

      The electric Rate Plan provided for a Benefit Fund, where the excess proceeds from Central Hudson's sale of its fossil-fuel generation units and other ratepayer credits are deposited. Amounts from the Benefit Fund have been disbursed for a number of purposes that benefit ratepayers, including refunds on their electric bills. While the refunds are due to expire at the end of the Rate Plan on the June 30, 2004, the Order Establishing Rates also provides for a Benefit Fund review to address the use of Benefit Fund credits after that date.

      In the Order Authorizing Benefit Fund Disbursements issued October 3, 2002 in Case 00-E-1273 (Benefit Fund Order), Central Hudson was directed to effectuate the Order Establishing Rates by commencing a collaborative on future disbursements from the Benefit Fund by November 1, 2003, if it did not file an electric rate case by that date. The utility has advised it does not intend to make such a filing.

                            DISCUSSION AND CONCLUSION

      While Central Hudson's present electric and gas rates will remain in effect after the Rate Plan expires on June 30, 2003, many non-price features of the Rate Plan would expire as of June 30, 2004. Service quality standards for electric reliability, gas safety, and customer service do not extend beyond that date.(2) Other programs established or funded under the Rate Plan,

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(1)   Order Establishing Rates, Att. B, pp. 13-16.

(2) Under the Order Adopting Economic Development Program issued October 3, 2002 in Case 00-E-1273, Central Hudson's Economic Development Program extends beyond the termination of the Rate Plan, to May 31, 2007, and it need not be reviewed further in this process.


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including some of the utility's programs for promoting retail competition, would also terminate. For those programs that would continue, including the utility's low-income customer assistance program, a review of the program's terms and conditions would be appropriate.

      The continuation of these types of programs is an important feature of electric and gas utility regulation. Similar programs are in effect at all large electric and gas utilities. Provisions must be made for the review and, to the extent appropriate, the continuation of these programs.(3) Accordingly, the Rate Plan programs, whether they are independent of the Benefit Fund or tied to it,(4) shall be considered in the collaborative commencing on November 1, 2003, which is expanded beyond the Benefit Fund issues to encompass that review.

      In the Benefit Fund Order, Central Hudson was directed to make a filing, by March 1, 2004, detailing proposals where agreement on Benefit Fund uses and disbursements was reached and identifying issues where agreement was not reached. That obligation shall continue. Also as of that March 1, 2004 date, Department of Public Service Staff (Staff) shall prepare and file a report on those public policy programs not tied to the Benefit Fund. In its report, Staff, to the extent agreement is not reached in the collaborative, shall propose conditions and criteria for the continuation, where appropriate, of those programs. Included in this process are the issues raised in the Order Staying Reliability Targets and Rate Adjustments issued September 29, 2003 in

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(3)   As our policies evolve over time, the need for some programs may expire, a need for new programs may arise, and program criteria may change. This evolution shall be taken into account in the collaborative, with reference to the Orders and analyses of these types of programs that we have promulgated since the Order Establishing Rates was issued.

(4) For example, the cost of a low-income retail customer aggregation initiative is recovered from the Benefit Fund, and the initiative will expire if not funded further; the cost of back-out credits for electric retail access customers are also recovered from the Benefit Fund, but the credits are tariffed and continue in effect until changed.


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Case 00-E-1273, addressing electric reliability service quality standards and the attendant rate adjustments for periods prior to June 30, 2004.

      Central Hudson's filing and Staff's report will be noticed under the State Administrative Procedure Act. We will review the filing and the report, and any comments received concerning them, at the time we consider future Benefit Fund disbursements and the continuation of public policy programs.

The Commission orders:

      1. Central Hudson Gas and Electric Corporation is directed to participate in the collaborative, and make the filing, described in the body of this Order.

      2. These proceedings are continued.

                                                    By the Commission,


           (SIGNED)                                 JACLYN A. BRILLING
                                                    Acting
                                                    Secretary


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